Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: March 16, 2021

REE Unveils New REEcorners™ and EV Platforms Designed to Support the Broadest Range of Commercial Electric Vehicles

•	The REEcorners™ are designed to support the largest range of vehicle and market segments
•	The new and improved REEcorner™ designed to improve REE’s modularity by introducing enhanced steering and drive configurations, e-motor power output and payload capabilities
•	REEcorners™ are highly differentiated from, and have significant advantages over competing solutions, including conventional, “motor-between-the-wheels” EV skateboards, as well as in-wheel, or “hub” motors.
•	Watch the video: https://youtu.be/WH9xaI4RdRs

(Tel Aviv – March 16, 2021) – REE Automotive (REE), an innovator in e-mobility, which recently announced its merger with 10X Capital Venture Acquisition Corp. (NASDAQ: VCVC), today revealed 5 new and improved REEcorner™ architecture designs and the technology behind its EV platforms designed to support the broadest range of commercial electric vehicles.

The REEcorners™ revealed today show the breadth and depth of versatility that can be afforded to customers when it comes to designing vehicles based on their requirements. REE intends to provide a comprehensive range of technical configurations to fulfill specific B2B customer needs, including EV platform size selection based on preferred length, width and vehicle height; front, rear or all-wheel-drive with peak motor power ranges of 35 to 200 kW; front and all-wheel steer; advanced suspension capabilities; payload capacities of up to 5,000 kg and more.

REE’s proprietary, award-winning REEcorner™ technology packs critical vehicle components into a single compact module positioned between the chassis and the wheel - including steering, braking, suspension, powertrain, and control – resulting in a fully flat EV platform. Unlike diesel/fuel vehicles or conventional EVs, REE’s fully flat EV platforms are designed with a lower center of gravity than vehicles with the motor located in between the wheels, and are intended to carry more passengers, cargo and batteries. REE’s smaller footprint and lower center of gravity will also allow for taller cabin designs and lower step-in height, yielding more volumetric efficiency.

“A bold new era for mobility demands a bold reimagining of what a vehicle can and should be, and that’s what we’ve done with REEcorner™ and our revolutionary EV platforms” said Daniel Barel, REE Co-Founder and CEO. “We believe that REEcorner™ technology will enable new EV platforms and designs to be adopted at lower costs and with faster development times than conventional EV skateboards.”

A variety of mobility players will be able to use REEcorners™ and EV platforms to custom-design vehicles to meet their exact needs. For example, by adopting REE’s platforms, Mobility-as-a-Service providers can be empowered to build front-wheel drive e-shuttles with maximum payload capacity for transporting passengers with minimal kWh consumption. Conversely, logistics companies will be able to choose low-speed, all-wheel drive, all-wheel steer REEcorner™ configurations for last-mile delivery, with low step-in-height and minimum turning radius for easy maneuverability in congested urban streets. REE’s EV platforms are designed to offer best-in-class driver ergonomics, enabling the creation of commercial delivery vans with low center of gravity, 360° all-side accessibility and unrestricted visibility for easy loading/unloading in docking stations.

Ahishay Sardes, REE Co-Founder and CTO, explains REE’s differentiation: “Unlike in-wheel motor systems, the motors in REEcorners™ are fully sprung masses, positioned on the chassis side of the suspension. By minimizing unsprung mass, REEcorners™ are designed for optimal ride and handling vehicle dynamics. REE’s plan to utilize true x-by-wire technology to control each of the corners of the vehicles with full drive-by-wire, brake-by-wire and steer-by-wire technology is expected to deliver vehicle stability, responsiveness and safety with fully independent wheel control. REE’s design further includes the REEcenter™ ECU (Electrical Control Unit) system to coordinate all four independent REEcorner ECUs, a thermal management system, power converter and power module. We believe that future customers who choose to build their electric vehicle fleets leveraging REE’s technology and EV platforms will benefit from significant operational and functional benefits over conventional EV fleets.”

EVs and AVs built on REE’s technology will offer unprecedented space for passengers, cargo, and batteries. REE expects that electric vehicles built on REE’s EV platform will offer up to 35% more interior space than comparable commercial vehicles of similar size, providing much more room for cargo and goods and thereby necessitating fewer delivery routes for reduced carbon impact. Furthermore, REE’s smaller footprint saves valuable space in warehouses and parking areas, while allowing for easy maneuverability in crowded zones.

REE’s Co-Founder and CEO, Daniel Barel, will take part in the opening panel of MOVE America: ‘Realizing the Electric Future..NOW’ on March 17 at 9am PT.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.